UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 333-47919-01

EQUITABLE RESOURCES CAPITAL TRUST I
(Exact name of registrant as specified in its charter)

One Oxford Centre, Suite 3300
301 Grant Street
Pittsburgh, PA 15219
(412) 553-5700
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Capital Securities (and the Guarantee with respect thereto)*
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, Equitable Resources Capital Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 28, 2003	By:	/s/ John A. Bergonzi
John A. Bergonzi
Vice President and Corporate Controller

* The Capital Securities represent preferred undivided beneficial interests in the assets of Equitable Resources Capital Trust I, a statutory business trust formed under the laws of the State of Delaware, and the Guarantee with respect thereto by Equitable Resources, Inc.